SC 13G/A
1
kenneth.miller@yale.edu
Toronto Stock Exchange

0001072019
American Bonanza Gold Corp.
000000000


KENNETH R. MILLER
(203) 432-5761


0000938582
eqed9jp@


SC 13G/A


UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2

AMERICAN BONANZA GOLD CORP.
(Name of Issuer)

Common SHARES, Without Par Value
(Title of Class of Securities)

024638
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]  Rule 13d-2(b)

1)   Name and I.R.S. Identification No. of Reporting Person:

     Yale University
     I.R.S. Number 06-0646973

2)   Check the Appropriate Box if a Member of a Group:

     (a)  (Not Applicable)
     (b)  (Not Applicable)

3)   SEC Use Only

4)   Citizenship or Place of Organization:

     Yale University is a Connecticut corporation.

Number of Shares         (5)  Sole Voting Power  - 0
Beneficially Owned by
Each Reporting           (6)  Shared Voting Power (Not Applicable)
Person With:
                         (7)  Sole Dispositive Power  - 0

                         (8)  Shared Dispositive Power (Not Applicable)

9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
     (Not  Applicable)

11)  Percent of Class Represented by Amount in Row (9):  0.0%

12)  Type of Reporting Person:  EP

Item 1.

     (a)  Name of Issuer:

          American Bonanza Gold Corp. (the "Company")

     (b)  Address of Issuer's Principal Executive Office:

          675 West Hastings Street, Suite 305
	  Vancouver, British Columbia
	  Canada, V6B 1N2

Item 2.

     (a)  Name of Person Filing:

          Yale University

     (b)  Address of Principal Office:

          Yale University
          Investments Office
          55 Whitney Avenue, 5th Floor
          New Haven, CT 06510-1300
          Attn:  Scott Hunter, Special Assets Manager

     (c)  Citizenship:

          Yale University is a Connecticut corporation.

     (d)  Title of Class of Securities:

          Common Stock, Without Par Value

     (e)  CUSIP Number:

          024638

Item 3.

If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

.. . . .

(f)  [X]  . . . Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

.. . . .

Item 4.   Ownership:

     (a)  Amount Beneficially Owned:            0

     (b)  Percent of Class:   0.0%

     (c)  Number of Shares as to which such person has:

          (i)    sole power to vote or to direct the vote:
                 0

          (ii)   shared power to vote or to direct the vote:
                 (Not  Applicable)

          (iii)  sole power to dispose or to direct the disposition of:
                 0

          (iv)   shared power to dispose or to direct the disposition of:
                 (Not Applicable)

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]. The reporting person ceased to be the beneficial owner of any of the Company's securities as of Augsut 16, 2011.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          (Not Applicable)

Item 8.   Identification and Classification of Members of Group:

          (Not Applicable)

Item 9.   Notice of Dissolution of Group:

          (Not Applicable)

Item 10.  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 3, 2012

                         /s/ David F. Swensen
                         Name:     David F. Swensen
                         Title:    Chief Investment Officer